SIDLEY AUSTIN LLP SIDLEY	SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT	GENEVA HONG KONG LONDON LOS ANGELES NEW YORK	SAN FRANCISCO SHANGHAI SINGAPORE TOKYO WASHINGTON, DC

	rfreeman@sidley.com (312) 853-6099	FOUNDED 1866

May 17, 2006

Via Edgar and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

ATTENTION:	Pamela A. Long
Assistant Director
Division of Corporation Finance

Re:                               Pliant Corporation
Form T-3
Filed on:  April 26, 2006
File No.:  22-28809

Dear Ms. Long:

On behalf of Pliant Corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 16, 2006 with respect to the Company’s application on Form T-3 referenced above (the “T-3”). The numbered paragraphs below respond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. The Company is filing herewith an Amendment No. 1 to Form T-3 (“Amendment No. 1”) in connection with this response.

Item 2. Securities Act exemption applicable, page 2

1.                                      We note that the Bankruptcy Court has not approved the Applicant’s plan of reorganization and is not expected to do so until June, 2006. Please note that we reserve the right to provide additional comments on the Form T-3, including exhibits at any time, whether in connection with your response to this letter or otherwise.

The Company acknowledges the right of the Staff to raise additional comments and would note that the date of the Bankruptcy Court confirmation hearing is expected to be May 31, 2006, as stated in the T-3, rather than June 2006. As discussed, the Company intends to request acceleration of effectiveness of the T-3, as amended, prior to such date.

SIDLEY AUSTIN LLP

SIDLEY

Securities and Exchange Commission

May 17, 2006

Principal owners of voting securities, page 4

2.                                      The information presented in this section should be updated to a date within 31 days as required by Item 5 of Form T-3.

The Company has presented the information in the table in Item 5(a) as of April 30, 2006 as reflected in Amendment No. 1. The information in this table has not changed since March 31, 2006. The Company also has presented the information in the table in Item 7(a) as of April 30, 2006 as reflected in Amendment No. 1. The information that has changed in this table are the outstanding amounts of 11 5/8% Senior Secured Notes due 2009 and 11 1/8% Senior Secured Discount Notes due 2009, as well as the amounts in footnotes (3) and (11).

3.                                      Identify the person(s) who exercise sole or shared voting and/or investment power with respect to the shares shown for the Christena Karen H. Durham Trust. Identify the beneficial owners of the trust.

As discussed with the Staff and reflected in Amendment No. 1, Item 5(a) has been amended to identify the trustee and beneficial owners of The Christena Karen H. Durham Trust.

Please contact me at 312-853-6099 should you have any questions or comments.

Very truly yours,

/s/ Robert P. Freeman

Robert P. Freeman

cc:                                 Dorine H. Miller (Securities and Exchange Commission)
Stephen T. Auburn (Pliant Corporation)